FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                      Form 20-F |X|          Form 40-F |_|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(1):
                        Yes     |_|              No    |X|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(7):
                        Yes     |_|              No    |X|

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                        Yes     |_|              No    |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

                          GENERAL SHAREHOLDERS' MEETING

                                  May 27, 2005



                RESOLUTIONS APPROVED BY THE BOARD OF DIRECTORS AT
                      THE GENERAL SHAREHOLDERS' MEETING, IN
              RELATION TO THE VARIOUS ITEMS ON THE MEETING AGENDA.

FIRST. Examination and approval, as the case may be, of the annual accounts (balance sheet, income statement and annual report) and of the management report of the Company and its consolidated group, for the fiscal year ending December 31, 2004, as well as of the corporate management during said fiscal year.


"To approve the annual accounts (balance sheet, income statement and annual report) of the Company and its consolidated group for the fiscal year ending December 31, 2004, as well as the corporate management for the said fiscal year."


SECOND. Application of fiscal year earnings and dividend distribution.

"To  approve  the   application   of  the  fiscal  year  earnings  and  dividend
distribution proposed by the Board of Directors, in such a manner that the profit for fiscal year 2004, amounting to 841,108,763.37 euros, together with the retained earnings from fiscal year 2003, amounting to 153,426,415.62 euros, and which add up to a total of 994,535,178.99 euros, is distributed as follows:

     o    To dividend  (Maximum  amount to be  distributed  pertaining to 0.7382 euros/share for all 1,058,752,117 shares).........781,570,812.77 euros

     o    To retained earnings..............................212,964,366.22 euros

TOTAL ...................................................   994,535,178.99 euros

It is expressly resolved to pay the shares entitled to dividends, the gross sum of 0.738 euros per share. The dividend payment shall be made as from July 1, 2005, through the banks and financial institutions to be announced at the appropriate time, deducting from the amount thereof the gross sum of 0.272 euros per share, paid as an interim dividend on January 3, 2005 by virtue of a resolution of the Board of Directors dated October 26, 2004."


THIRD. Appointment of Auditors for the Company and its Consolidated Group.

"To appoint as auditors for fiscal year 2005 the present external auditor Deloitte S.L., for both ENDESA, S.A. as well as for its Consolidated Group.

To contract with the said company the external audit of the accounts of ENDESA, S.A. and of its Consolidated Group, for fiscal year 2005, delegating to the Board of Directors, in the broadest terms, the determination of the further conditions of this contracting."

FOURTH. Authorization for the Company and its subsidiaries to be able to acquire treasury stock in accordance with the provisions of article 75 and additional provision one of the Spanish Corporations Law ("Ley de Sociedades Anonimas").

To revoke and make void, as to the unused portion, the authorization for the derivative acquisition of treasury stock, granted by the Annual General Shareholders' Meeting held on April 2, 2004.

To once again authorize the derivative acquisition of treasury stock, as well as the pre-emptive rights of first refusal in respect thereto, in accordance with article 75 of the Spanish Corporations Law ("Ley de Sociedades Anonimas"), under the following conditions:

a) Acquisitions may be made through any means legally accepted, either directly by ENDESA, S.A. itself, by the Companies of its group, or by an intermediary person, up to the maximum figure permitted by Law.

b) Acquisitions shall be made at a minimum price per share of the par value and a maximum equal to their trading value plus an additional 5%.

c) The duration of this authorization shall be 18 months.


FIFTH. Delegation to the Board of Directors of the authority to resolve a share capital increase, up to the maximum provided by law, with the possibility of excluding the pre-emptive right of first refusal.


To empower the Board of Directors, as amply as is legally necessary in order that, in accordance with the provisions of article 153.1.b) of the Spanish Corporations Law ("Ley de Sociedades Anonimas"), it may increase the share capital, in one or more times, and at any time prior to five years from the date of this General Meeting lapsing, in the maximum amount of 635,251,270.20 euros, equivalent to 50% of the figure of share capital as at the date hereof, through the issuance of new shares--voting or non-voting, callable or non-callable--the consideration for the new shares to be issued consisting of monetary contributions, with the power to set the terms and conditions of the capital increase and the characteristics of the shares--within the limits applicable by law and by the bylaws--as well as to freely offer the new unsubscribed shares within a period or periods of preferred subscription, and to establish that, in case of incomplete subscription, the capital will be increased only by the amount of subscriptions made. Furthermore, the Board of Directors is empowered to exclude the pre-emptive right of first refusal in the terms of article 159 of the Spanish Corporations Law ("Ley de Sociedades Anonimas") and to apply for admission to trading of the new shares to be issued on the Stock Exchanges.

SIXTH. Delegation to the Board of Directors for a period of five years of the authority to issue simple, non-convertible bonds, preference shares, promissory notes and other fixed income securities of an analogous nature and to guarantee those issued by subsidiary companies, as well as to resolve the application for admission to trading of the securities issued on secondary markets.


To delegate to the Board of  Directors,  in  accordance  with the  provisions of article 319 of the Mercantile Registry Regulations and the general scheme for bond issues, and with express powers of substitution in the Executive Committee, the authority to issue securities in accordance with the following conditions:

1. The securities issued may be simple, non-convertible bonds, preference shares, promissory notes and other fixed income securities.

2. The issuance thereof may be carried out on one or more occasions within the maximum period of five (5) years from the date of adoption of this Resolution.

3. The delegation to issue the aforementioned securities shall extend to setting the various aspects and conditions of each issue (face or par value, type of issue, redemption price, interest rate, redemption, issue guarantees, admission to trading, etc.).

The delegation to issue securities granted by the Annual General Shareholders' Meeting of May 10, 2002 is heretofore made null and void.

To apply for admission to trading on official or unofficial secondary markets, whether or not organized, whether domestic or foreign, of the bonds or other securities to be issued by Endesa S.A. by virtue of this delegation, empowering the Board, with express authorization for substitution in favor of the Executive Committee, to carry out the necessary formalities and actions for the admission to trading before the competent bodies of the various domestic or foreign securities markets.

To authorize the Board of Directors, with express authorization for substitution in favor of the Executive Committee, to grant guarantees on the above securities issues, carried out by companies belonging to the Company's consolidation group.

For the purpose of the provisions of article 27 of the Securities Exchange Regulations, it is hereby expressly stated for the record that, in the event that the delisting of the securities issued by virtue of this delegation is subsequently applied for, the latter shall be adopted with the same formalities as referred to in the said article and, in such case, the interest of the shareholders or bondholders who object to or do not vote for the resolution shall be guaranteed, complying with the requisites established by the Spanish Corporations Law ("Ley de Sociedades Anonimas") and ancillary provisions, all of which in accordance with the provisions of the said Securities Exchange Regulations, the Securities Market Act and provisions implementing same.

SEVENTH. Re-election of Directors.


"To re-elect as a member of the Board of Directors: Mr. Miguel Blesa de la Parra. By virtue oft he provisions established in article 38 oft he Corporate Bylaws, Mr. Blesa de la Parra shall hold office for a term of four years. His status as a member of the Board of Directors, as per the classification set out in article 37 of the Corporate Bylaws, is established as type c)."

"To re-elect as a member of the Board of Directors: Mr. Rafael Miranda Robredo. By virtue of the provisions established in article 38 of the Corporate Bylaws, Mr. Miranda Robredo shall hold office for a term of four years. His status as a member of the Board of Directors, as per the classification set out in article 37 of the Corporate Bylaws, is established as type a)."

"To re-elect as a member of the Board of Directors: Mr. Manuel Pizarro Moreno. By virtue of the provisions established in article 38 of the Corporate Bylaws, Mr. Pizarro Moreno shall hold office for a term of four years. His status as a member of the Board of Directors, as per the classification set out in article 37 of the Corporate Bylaws, is established as type a)."

"To re-elect as a member of the Board of Directors: Mr. Francisco Javier Ramos Gascon. By virtue of the provisions established in article 38 of the Corporate Bylaws, Mr. Ramos Gascon shall hold office for a term of four years. His status as a member of the Board of Directors, as per the classification set out in article 37 of the Corporate Bylaws, is established as type b)."


EIGHTH. Appointment of Directors


"To appoint as a member of the Board of Directors: Mr. Juan Rosell Lastortras. By virtue of the provisions of article 38 of the Corporate Bylaws, Mr. Rosell Lastortras shall hold office for a term of four years. His status as a member of the Board of Directors, as per the classification set out in article 37 of the Corporate Bylaws, is established as type b)."

"To appoint as a member of the Board of Directors: Mr. Alberto Recarte Garcia-Andrade. By virtue of the provisions of article 38 of the Corporate Bylaws, Mr. Recarte Garcia Andrade shall hold office for a term of four years. His status as a member of the Board of Directors, as per the classification set out in article 37 of the Corporate Bylaws, is established as type b)."


NINTH. Authorization to the Board of Directors for the execution, implementation and correction, as the case may be, of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General meeting, and granting of authorities for processing the said resolutions as a public instrument.

"1. To delegate to the Company's Board of Directors the broadest authorities to adopt such resolutions as may be necessary or appropriate for the execution, implementation, effectiveness and successful conclusion of the General Meeting resolutions and, in particular, for the following acts, without limitation:

     (i) clarify, specify and complete the resolutions of this General Meeting and resolve such doubts or aspects as are presented, remedying and completing such defects or omissions as may prevent or impair the effectiveness or registration of the pertinent resolutions;

     (ii) execute such public and/or private documents and carry out such acts, legal businesses, contracts, declarations and transactions as may be necessary or appropriate for the execution and implementation of the resolutions adopted at this General Meeting; and

     (iii) delegate, in turn, to the Executive Committee or to one or more directors, who may act severally and indistinctly, the powers conferred in the preceding paragraphs.

2. To empower the Chairman of the Board of Directors, Mr. Manuel Pizarro Moreno, the Chief Executive Officer (CEO) Mr. Rafael Miranda Robredo and the Secretary of the Board of Directors and Secretary General Mr. Salvador Montejo Velilla, in order that, any of them, indistinctly, may:

     (i) carry out such acts, legal businesses, contracts and transactions as may be appropriate in order to register the preceding resolutions with the Mercantile Registry, including, in particular, inter alia, the powers to appear before a Notary Public in order to execute the public deeds or notarial records which are necessary or appropriate for such purpose, to publish the pertinent legal notices and formalize any other public or private documents which may be necessary or appropriate for the registration of such resolutions, with the express power to remedy them, without altering their nature, scope or meaning; and

     (ii) appear before the competent administrative authorities, in particular, the Ministries of Economy and Finance and Industry, Tourism and Commerce, as well as before other authorities, administrations and institutions, especially the Spanish Securities Market Commission ("Comision Nacional del Mercado de Valores"), the Securities Exchange Governing Companies and any other which may be competent in relation to any of the resolutions adopted, in order to carry out the necessary formalities and actions for the most complete implementation and effectiveness thereof."

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ENDESA, S.A.


Dated: May 27th, 2005         By: /s/ David Raya
                                  --------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations